

July 11, 2007

By Facsimile (310) 500-3501 and U.S. Mail

Joshua B. Grode, Esq.
Liner Yankelevitz Sunshine & Regenstreif LLP
1100 Glendon Avenue, 14th Floor
Los Angeles, California 90024

Re: The Topps Company, Inc.
Schedule TO-T filed by UD Company, Inc. and The Upper Deck Company
**   on June 25, 2007**
File No. 005- 38528

Dear Messr. Grode:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that The Upper Deck Company, LLC is defined as a borrower in the amended and restated commitment letter dated June 25, 2007. What consideration was given to whether it is an offeror and should be a filing person on the Schedule TO-T?

When and how will I be paid for my tendered shares?, page 3

2.   We note the statement that the offerors will pay for shares promptly after the **later** of expiration of the offer and the satisfaction or waiver of the conditions to the offer. All conditions, other than regulatory approval, must be satisfied or waived prior to expiration. Please revise and otherwise clarify your intent in this regard.

14.   Conditions of the Offer, page 42

3.   The Antitrust Conditions appears to include foreign antitrust regulations in addition to the HSR Act. Please expand to state what additional regulatory schemes apply and describe the status of any actions that are being taken in order to satisfy this condition. For example, have the necessary filings been made and when do the applicable waiting periods expire?

4.   We note that satisfaction of the Diligence Condition is determinable in the sole and absolute discretion of the Parent. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, the assertion of the condition based on Parent's sole and absolute discretion would seem inappropriate and could render the offer illusory.

5.   While you may condition your tender offer on any number of conditions, those conditions must be clearly and specifically described in your offer materials and must be outside of your control. We are concerned that some of the listed offer conditions may be so broadly drafted as to make it difficult for a shareholder to determine what events or occurrences will allow you to terminate the offer. For example, some of your conditions appear to be based on "threatened" actions or events that "may" occur or otherwise contain an excessive subjective element. Please generally revise to narrow your conditions, quantifying where possible.

6.   We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. As an example only, please revise the language as appropriate to exclude actions or omissions to act by the Parent or any offeror as a reason for the assertion of a condition.

7.   Explain to us the purpose of the language that any determination by the bidders concerning the events described in the conditions "shall be final and binding upon all parties." Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that shareholders may challenge the bidders' determinations.

Closing

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Schedule TO-T in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Truly yours,

Pamela Carmody
Special Counsel
Office of Mergers and Acquisitions